UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

27 July 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference the in Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

Press Release

Board change

27 July 2017

CRH plc, the international building materials group, announces that Maeve Carton, Group Transformation Director, has informed the directors of her intention to retire from the Board and from CRH on 31 August 2017.

Since joining CRH in 1988, Maeve held a number of senior financial roles prior to joining the Board as Finance Director in May 2010. She was appointed Group Transformation Director in January 2016.

Group Chief Executive Albert Manifold said: "As Group Transformation Director, Maeve's experience and insights have been invaluable as CRH underwent a period of significant change following the major acquisition activity in 2015. Throughout her exemplary career with the Group, and particularly during her over 5 years' service as Finance Director, she has contributed to the development and progress of CRH, and we wish her every happiness in her retirement."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing c.87,000 people at c.3,800 operating locations in 31 countries worldwide. With a market capitalisation of c.€26 billion (July 2017), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 27 July 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary